UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: OO

(1)	Represents the number of shares of Common Stock (as defined below) that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock (as defined below) held by Silver Holdings (as defined below). See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction (as defined below) and are now held by the Company as treasury shares.

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: OO

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: PN

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: PN

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: PN

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: OO

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris Capital Group III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: PN, IA

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: OO, IA

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris Advisor HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: OO

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

1	Names of reporting persons: Siris Advisor HoldCo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,277,786 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,277,786 (1)
11	Aggregate amount beneficially owned by each reporting person: 10,277,786 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.84% (1) (2)
14	Type of reporting person: OO

(1)	Represents the number of shares of Common Stock that would be issuable as of the date hereof upon conversion of the 185,000 shares of Series A Preferred Stock held by Silver Holdings. See Items 4 and 5.
(2)	The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the statement on Schedule 13D jointly filed by (i) Silver Private Holdings I, LLC, a Delaware limited liability company (“Silver Holdings”), (ii) Silver Private Investments, LLC, a Delaware limited liability company (“Silver Parent”), (iii) Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”), (iv) Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”), (v) Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”), (vi) Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”), (vii) Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”), (viii) Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”), (ix) Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”); and (x) Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on May 5, 2017 (as previously amended and as may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Company”). Initially capitalized terms used in this Amendment No. 9 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

The Information set forth in Item 4 is hereby incorporated by reference into this Item 3.

The shares of Series A Preferred Stock reported herein were issued to Silver Holdings in exchange for $97.7 million in cash and the transfer by Silver Holdings to the Company of the 5,994,667 shares of Common Stock previously held by Silver Holdings. The cash portion of such consideration was provided to Silver Holdings by Siris Fund III and Siris Fund III Parallel, which obtained such funds from capital contributions by their respective limited partners and borrowings under a short term loan facility with Macquarie Capital Funding LLC.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following immediately prior to the penultimate paragraph thereof:

On February 15, 2018, the transactions contemplated by the PIPE Purchase Agreement (the “Preferred Transaction”) were closed. Pursuant thereto, the Company issued 185,000 shares of the Company’s Series A Convertible Participating Perpetual Preferred Stock, par value $0.0001 per share, with an initial liquidation preference of $1,000 per share (the “Series A Preferred Stock”), to Silver Holdings in exchange for $97.7 million in cash and the transfer by Silver Holdings to the Company of the 5,994,667 shares of Common Stock previously held by it.

In connection with the closing of the Preferred Transaction, the number of directors constituting the full Board was increased to ten members, and Frank Baker and Peter Berger, each a co-founder and managing partner of Siris Capital Group, were appointed to the Board. The Company and Silver Holdings have agreed to appoint to the Board two additional directors who meet the independence criteria set forth in the applicable listing standards.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The number of shares of Common Stock of the Company to which this Amendment No. 9 relates is 10,277,786 shares of Common Stock, constituting approximately 19.84% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is based on (i) 47,514,845 shares of Common Stock represented by the Company to be outstanding as of September 30, 2017 in the PIPE Purchase Agreement, filed as Exhibit 2.2 to the Company’s current report on Form 8-K filed on October 19, 2017, plus (ii) the 10,277,786 shares of Common Stock into which the Series A Preferred Stock is convertible, minus (iii) the 5,994,667 shares of Common Stock that were transferred to the Company in connection with the Preferred Transaction and are now held by the Company as treasury shares.

Pursuant to the Certificate of Designation for the Series A Preferred Stock filed by the Company with the State of Delaware (the “Series A Certificate”), if Silver Holdings or any affiliates of Silver Holdings with which it has formed a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, (Silver Holdings, collectively with each such affiliate, the “Capped Holders”) have elected to convert some or all of their shares of Series A Preferred Stock and if the sum, without duplication, of (i) the aggregate number of shares of Common Stock issued to such holders upon such conversion and any shares of Common Stock previously issued to such holders upon conversion, plus (ii) the number of shares of Common Stock underlying shares of Series A Preferred Stock held at such time by such holders (after giving effect to such conversion), would exceed 19.9% of the issued and outstanding shares of the Company’s voting stock on an as converted basis (the “Conversion Cap”), then such holders would only be entitled to convert such number of shares as would result in the sum of clauses (i) and (ii) (after giving effect to such conversion) being equal to the Conversion Cap (after giving effect to any such limitation on conversion). In addition, pursuant to the Series A Certificate, if the sum, without duplication, of (i) the aggregate voting power of the shares of Common Stock previously issued to the Capped Holders upon conversion of shares of Series A Preferred Stock at the applicable record date, plus (ii) the aggregate voting power of the shares of Series A Preferred Stock held by the Capped Holders as of such record date, would exceed 19.99% of the total voting power of the Company’s outstanding voting stock at such record date, then, with respect to such shares, the Capped Holders would only be entitled to cast a number of votes equal to 19.99% of such total voting power and therefore would not have the power to vote, or to direct the voting of, shares of Common Stock in excess of that amount. Based on the number of shares of Common Stock outstanding as of the date hereof, calculated in accordance with the first sentence of the immediately preceding paragraph, the Capped Holders would be permitted to exercise their right to convert in full all 185,000 shares of the Series A Preferred Stock into shares of Common Stock.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of the securities reported herein. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is a member of a “group” for such purposes or for any other purpose. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(c) Other than the Preferred Transaction described in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to filing this Schedule 13D.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

Investor Rights Agreement

Concurrently with the closing of the Preferred Transaction, the Company and Silver Holdings entered into an Investor Rights Agreement, dated as of February 15, 2018 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the number of directors constituting the full Board was increased to ten members, and Frank Baker and Peter Berger, each a co-founder and managing partner of Siris Capital Group, were appointed to the Board. The Company and Silver Holdings have agreed to appoint to the Board two additional directors who meet the independence criteria set forth in the applicable listing standards. So long as the holders of Series A Preferred Stock have the right to nominate a member to the Board pursuant to the Series A Certificate, the full Board will be constituted as follows: (i) two Series A Preferred Directors (as defined in the Investor Rights Agreement); (ii) four directors who meet the independence criteria set forth in the applicable listing standards; and (iii) four other directors, two of whom shall satisfy the independence criteria of the applicable listing standards. Additionally, so long as the holders of Series A Preferred Stock have the right to nominate at least one director to the Board pursuant to the Series A Certificate, Silver Holdings will have the right to designate two members of the Nominating and Corporate Governance Committee of the Board.

Pursuant to the terms of the Investor Rights Agreement, neither Silver Holdings nor its affiliates may transfer any shares of Series A Preferred Stock subject to certain exceptions (including transfers to affiliates that agree to be bound by the terms of the Investor Rights Agreement).

Under the terms of the Investor Rights Agreement, for so long as the holders of Series A Preferred have the right to nominate at least one director to the Board, without the prior approval by a majority of directors voting who are not appointed by the holders of shares of Series A Preferred Stock, neither Silver Holdings nor its affiliates may directly or indirectly purchase or acquire any debt or equity securities of the Company (including equity-linked derivative securities) if such purchase or acquisition would result in the Standstill Percentage (as defined in the Investor Rights Agreement) being in excess of 30%, subject to certain exceptions.

Under the terms of the Investor Rights Agreement, Silver Holdings is entitled to (i) three demand registrations, with no more than two demand registrations in any single calendar year and provided that each demand registration must include at least 10% of the shares of Common Stock held by Silver Holdings, including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (ii) unlimited piggyback registration rights with respect to other issuances.

The Investor Rights Agreement is filed as Exhibit 99.11 to this Amendment No. 9 and incorporated herein by reference, and the foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to Exhibit 99.11.

Director Compensation Assignment Agreements

In connection with the appointment of Mr. Baker and Mr. Berger to the Board, each of Mr. Baker and Mr. Berger entered into an agreement with Siris Capital Group and the Company pursuant to which he assigned to Siris Capital Group all right, title and interest in and to any compensation (including equity awards) provided to him by the Company for service as a director of the Company.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

99.11	Investor Rights Agreement, dated as of February 15, 2018, by and between Silver Private Holdings I, LLC and Synchronoss Technologies, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on February 20, 2018).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018

SILVER PRIVATE HOLDINGS I, LLC
By:	Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Advisor HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS CAPITAL GROUP, LLC
By:	Siris Advisor HoldCo, LLC, its managing member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO III, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member